C O E U R	James A. Sabala
THE PRECIOUS METALS COMPANY	Executive Vice President and Chief Financial Officer

June 27, 2006

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549

Re:	Coeur d’Alene Mines Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 14, 2006 Form 10-Q for the Fiscal Quarter Ended March 31, 2006 Filed May 9, 2006 File No. 1-08641

Dear Mr. Schwall:

        I am writing on behalf of Coeur d’Alene Mines Corporation (“Coeur” or the “Company”) in response to the Staff’s letter of comments, dated June 20, 2006, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”), which was filed on March 14, 2006 and Amendment No. 1 to the Form 10-K filed on May 22, 2006. Set forth below are the comments contained in your letter and the Company’s responses thereto.

        Filed herewith is Amendment No. 2 to the Form 10-K (the “Amendment”). A marked copy of the Amendment identifying changes made from Amendment No. 1 to the Form 10-K is being delivered to the Staff to facilitate and expedite its review.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures, page 43

1.	We note that you designed your disclosure controls and procedures to provide “reasonable assurance” of achieving the desired control objectives. In future filings, please revise your conclusion to indicate, if true, that your disclosure controls and procedures are effective at the “reasonable assurance” level. We note that your disclosure in your Form 10-K for the fiscal year ended December 31, 2005 indicated that your disclosure controls and procedures were effective at the reasonable assurance level.

Response:

We have taken note of the comment and will incorporate the revised disclosure in future filings.

Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, Idaho 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213
www.coeur.com

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
June 27, 2006

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Silver and Gold Mining Properties, page 3

2.	Revise your disclosure to include sufficient information in reserve tables for investors to figure the amount of minable reserves from the “in place” amounts that you disclose. In most cases, this means including a footnote in each reserve table of the weighted average mining recover, if it does not already have that.

Response:

The Company has modified its disclosure to provide investors the information required to figure the amount of minable reserves from the “in place” amounts disclosed in the instances in which it was not previously set forth.

Australia — Endeavor Mine, page 12 and Australia — Broken Hill Mine, page 14

3.	Your supplemental information indicates that the maximum amount of payable ounces of silver you have acquired at the Endeavor Mine exceeds the mine’s reserve estimates at this time. Please disclose this information. To the extent this condition also applies to the Broken Hill Mine, disclose that information.

Response:

The Company has modified its disclosure relating to the Endeavor and Broken Hill mines to provide disclosure setting forth the fact that the maximum amount of payable silver exceeds each of the mine’s reserve estimates as of the date of the latest reserve report.

Alaska — Kensington Gold Project, page 18

4.	We note a significant change in your estimated capital costs for the Kensington project between your 2004 and 2005 Form 10-K filing. In the latest filing, expand your disclosure about the reasons for this increase in capital costs, and compare the two estimates.

Response:

The Company has modified its disclosure to expand upon the reasons for the increase in capital costs.

        Please feel free to contact Arthur H. Bill of Foley & Lardner LLP, our counsel, at 202-295-4003 if you have any questions regarding the above matters. Furthermore, accounting matters may be discussed with the undersigned at 202-769-8152. Finally, the Staff’s Mining Engineer may call Donald Birak, a geologist and the Company’s Vice President of Exploration, at 208-769-5088 with any technical reserve-related questions relating to engineering comments raised by the Staff.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
June 27, 2006

Sincerely,
James A. Sabala
Executive Vice President and
Chief Financial Officer